

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Dongmei Li
Chief Financial Officer
Bright Scholar Education Holdings Limited
No.1, Country Garden Road
Beijiao Town, Shunde District
Foshan, Guangdong 528300
People's Republic of China

      Re: Bright Scholar Education Holdings Limited
          Form 20-F for the Fiscal Year Ended August 31, 2020
          Filed December 23, 2020
          File No. 001-38077

Dear Ms. Li:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended August 31, 2020

Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 139

1.   We note the identification of a "significant deficiency" in your ICFR due to "insufficient review of underlying supporting journal entries and account reconciliations due to a lack of segregation of duties in certain acquired overseas businesses." Tell us how you reached the conclusion that this was a significant deficiency and not a material weakness. Further, please describe how the compensating controls were sufficient to remediate the significant deficiency at August 31, 2020. Please refer to Item 15(b) of Form 20-F.

Consolidated Financial Statements, page F-3

2. Please adjust the formatting of your balance sheets, statements of shareholders' equity, and statements of cash flows so that the font size is increased to a legible size. Please make similar formatting adjustments to various tables presented elsewhere in your filing as necessary.

Notes to Consolidated Financial Statements
Note 15. Leases
Impairment loss on operating lease right-of-use assets, page F-38

3. Please explain your consideration of potential impairment losses to operating lease right-of-use assets for other overseas language learning centers (centers) in addition to the four closed centers in the U.S in 2020. In your response, please describe how these overseas centers have been impacted by the COVID-19 pandemic regarding closures and operating restrictions, and whether you hold operating leases for these centers. Refer to ASC 842-20-35-9 through 35-11 and ASC 360-10-35.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services